

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2014

Via E-mail
Mr. Dmitri Kapsamun
President
Alazzio Entertainment Corp.
Sofroniy Vrachanskiy N 35
Sophia, Bulgaria, Zip 1303

> **Re: Alazzio Entertainment Corp.**
> **Registration Statement on Form S-1**
> **Filed May 30, 2014**
> **File No. 333-196409**

Dear Mr. Kapsamun:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your disclosure that there is no minimum amount that must be raised in this offering. Please expand your disclosure to state that investors may be in a position where they have invested in a company without sufficient capital to execute on its business plan. Also provide a table showing the price per share and net proceeds you may receive if you sell 10%, 50% and 100% of the shares being offered. Refer to Item 501(b)(3) of Regulation S-K.

2. You disclose on the cover page that you may terminate the offering sooner than 1 year in the discretion of your sole director. Please disclose under what circumstances you would terminate the offering early.

Summary Information

3.   Please provide a brief description of your business plan addressing the time frame for implementation, steps involved, estimated costs and any material obstacles involved before you can implement your business plan.

4.   Disclose the minimum amount of proceeds you need to fund your business plan and to meet your reporting requirements. Discuss what will happen in the event that you do not raise that amount. Discuss with specificity what each level of funding will accomplish in advancing your operations and business plan. Throughout the prospectus, focus the discussion of your planned business on the objectives you can reasonably attain with your limited resources and various levels of net proceeds you may receive from the offering. Provide a detailed discussion of these matters in your Management's Discussion and Analysis section based upon the sale of 25%, 50% and 75% of the shares being offered.

5.   Disclose whether the company, the company's officers and directors, any company promoters, or any of their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

Risk Factors, page 5

6.   We note your disclosure on page 5 that investors may not be able to rely on the resale exemption of Rule 144. Please explain why the inability to resell the securities may result in a total loss of investment.

7.   We note your disclosure on page 8 that if you raise the price of your service some customers may not be willing or able to pay the increased prices. Please explain what is meant by this risk factor since you state in various places throughout the registration statement that you have no customers and have not begun operations to date.

8.   In your risk factor you state that you operate in a highly competitive environment and you competition includes small and midsize companies. Please identify the companies you compete against in the appropriate section of your business description.

9.   We note your risk factor on page 9 which indicates that investors may not be entitled to the bankruptcy law protections of the United States. Please clarify how you reached this conclusion since your incorporation is in Nevada and you have an agent for service of process in the United States subjecting you to jurisdiction.

10. We note your risk factor on page 11 regarding Section 404 of the Sarbanes-Oxley Act of 2002. Please clarify what regulatory approval your business requires and what intellectual property you need to protect.

Use of Proceeds, page 12

11.   Please provide narrative disclosure of what your proposed use of proceeds at each offering level will accomplish and whether you will need additional funding to accomplish any purpose.

Management's Discussion and Analysis or Plan of Operation, page 14

12.   Substantially revise this section to provide all of the material information required by Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 22

13.   We note your disclosure on page 23 that your operations are "highly dependent upon the success of the private offerings of equity or debt, as described herein." Please clarify what is meant by this disclosure as there are no private offerings discussed in your filing.

Directors, Executive Officer, Promoter and Control Persons page 27

14.   We note your disclosure on page 27 that Mr. Kapsamun will be devoting approximately 50% of his time to the company. However on page 16 of the prospectus you state that Mr. Kapsamun will spend 30% of his time on the company. Additionally, we note on pages 3 and 29 that Mr. Kapsamun will spend 20 hours a week on the company. Please revise your disclosure so it is consistent throughout the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via Email</u>
        James Root, Esq.